Exhibit 99.10

Suite 822-470 Granville Street
Vancouver, BC V6C 1V5
Phone: (604) 879-9956
Fax: (604) 879-4005
E-mail: edf@sedarfiling.com

Linux Gold Corp.

January 30, 2004

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Madams:

Please be advised that the Interim Financial Statements for the period ending November 30, 2003 have been sent by pre-paid mail to all shareholders on the supplementary list in accordance with National Instrument 54 101, today January 30, 2004. The Interim Financial Statements include Schedule B – Supplementary Information and Schedule C – Management Discussion.

If you have any questions or concerns, please do not hesitate to call this office.

Yours truly,

"Sarah Garcia Hack"

Filing Agent

Cc: Alberta Securities Commission
TSX Venture Exchange